SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549

              -----------------------------------

                         SCHEDULE 13D
           UNDER THE SECURITIES EXCHANGE ACT OF 1934

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                       FTM MEDIA, INC.
              (F/K/A REDWOOD BROADCASTING, INC.)
 ------------------------------------------------------------
                       (Name of Issuer)


           COMMON STOCK, PAR VALUE $0.004 PER SHARE
                (Title of Class of Securities)


                          457961100
                        (CUSIP Number)


                      ANGELINE C. STRAKA
                 VICE PRESIDENT AND SECRETARY
              INFINITY BROADCASTING CORPORATION
                     40 WEST 57TH STREET
                   NEW YORK, NEW YORK 10019
                        (212) 975-4321
        (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications)



                        March 31, 1999
    (Date of Event Which Requires Filing of this Statement)

 ------------------------------------------------------------

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule
13-1(e), 13d-1(f) or 13d-1(g), check the following box   []

           -----------------------------------------

 1 NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
   ONLY)
   Infinity Broadcasting Corporation
   13-4030071
   ---------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a)[ ]
                                                   (b)[X]

   --------------------------------------------------------

3  SEC USE ONLY

   ---------------------------------------------------------

4  SOURCE OF FUNDS
            OO
   ---------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEM 2(d) or 2(e)                      [ ]

   ---------------------------------------------------------

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
   ---------------------------------------------------------
NUMBER OF   7  SOLE VOTING POWER
  SHARES                  1,500,000
BENEFICIAL-    ---------------------------------------------
 LY OWNED
 BY EACH    8  SHARED VOTING POWER
REPORTING               5,519,775
PERSON WITH    ---------------------------------------------
            9  SOLE DISPOSITIVE POWER
                          1,500,000
               ---------------------------------------------
            10 SHARED DISPOSITIVE POWER
                          0
               ---------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON
        1,500,000
   ---------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES                                     [X]

   ---------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        22.9%
   ---------------------------------------------------------
14 TYPE OF REPORTING PERSON
               CO
   ---------------------------------------------------------

1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
   ONLY)
   Infinity Media Corporation
   13-2766282
   ---------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) [ ]
                                                   (b) [X]

   ---------------------------------------------------------

3  SEC USE ONLY

   ---------------------------------------------------------

4  SOURCE OF FUNDS
            OO
   ---------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEM 2(d) or 2(e)                      [ ]

   ---------------------------------------------------------

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
   ---------------------------------------------------------
NUMBER OF   7  SOLE VOTING POWER
SHARES                  1,500,000
BENEFICIALLY   ---------------------------------------------
OWNED BY     8  SHARED VOTING POWER
EACH 	                5,519,775
REPORTING      ----------------------------------------------
PERSON WITH  9  SOLE DISPOSITIVE POWER
                          1,500,000
               ---------------------------------------------
            10 SHARED DISPOSITIVE POWER
                          0
               ---------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON
        1,500,000
   ---------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES                                     [ ]

   ---------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        22.9%
   ---------------------------------------------------------
14 TYPE OF REPORTING PERSON
              CO
   ---------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

     This Schedule 13D statement relates to the common stock, par value $0.004 per share ("Common Stock"), of FTM Media, Inc. (f/k/a Redwood Broadcasting, Inc.), a Colorado corporation (the "Issuer"). The principal executive office and principal business address of the Issuer is located at 6991 East Camelback Road, Suite D-103, Scottsdale, Arizona 85251.

ITEM 2.  IDENTITY AND BACKGROUND.

     The persons filing this Schedule 13D statement are: (i) Infinity Broadcasting Corporation ("Infinity Broadcasting"), a Delaware corporation, whose principal executive office and principal business address is located at 40 West 57th Street, New York, New York 10019; and (ii) Infinity Media Corporation ("Infinity Media"), a wholly owned subsidiary of Infinity Broadcasting, whose principal executive office and principal business address is located at 40 West 57th Street, New York, New York 10019.

     Infinity Broadcasting conducts its business directly and through various subsidiaries, including Infinity Media. The operations of Infinity Broadcasting and Infinity Media principally relate to radio broadcasting and outdoor advertising.

     During the last five years, neither Infinity
Broadcasting, Infinity Media nor, to the knowledge of Infinity Broadcasting or Infinity Media, any executive officer or director of Infinity Broadcasting or Infinity Media, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The attached Schedule I is a list of the directors and executive officers of each of Infinity Broadcasting and Infinity Media which contains the following information with respect to each such person:

     (a)  name;

     (b)  business address; and

     (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

Each such person identified on the attached Schedule 1 hereto is a United States citizen.



ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On March 31, 1999, Infinity Media and certain other shareholders (collectively, the "INRG Shareholders") of Interactive Radio Group, Inc., a Delaware corporation ("INRG"), entered into a Contribution Agreement with the Issuer (the "Contribution Agreement"), pursuant to which the Issuer acquired 4,415,820 shares of the common stock of INRG from the INRG Shareholders in exchange for the issuance of 5,519,775 shares of Issuer's Common Stock. This represented a ratio of 1.25 shares of Issuer's Common Stock for each share of INRG common stock exchanged. Pursuant to the Contribution Agreement, Infinity Media acquired 1,500,000 shares of Common Stock of Issuer in exchange for a contribution of 1,200,000 shares of INRG common stock held by Infinity Media. A copy of the Contribution Agreement is attached as Exhibit 1 hereto and is incorporated in its entirety herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION.

     Infinity Media acquired beneficial ownership of its shares of Common Stock pursuant to the Contribution Agreement for investment purposes.

     Pursuant to the terms of the Contribution Agreement, the individuals whom serve as directors of INRG were also appointed to serve as directors of the Issuer. Infinity Media, as an INRG Shareholder and a party to the Contribution Agreement, is presently represented on the Issuer's board of directors. Further pursuant thereto, the Issuer is bound to use commercially reasonably efforts to (i) enter into a merger agreement with a Delaware corporation pursuant to which the Issuer would be merged with and into such Delaware corporation as the surviving corporation, and (ii) cause a registration statement to be filed and to become effective with respect to stock issued in connection with such merger. On September 22, 1999, the board of directors of INRG approved the merger of INRG into the Issuer, and, on the same date, the Issuer's board of directors (which has the same directors as INRG) approved the reincorporation of the Issuer in Delaware through the merger of the Issuer into a Delaware corporation.

     Except as set forth in this Schedule 13D statement, neither Infinity Broadcasting nor Infinity Media has any present plans or proposals which relate to or would result in:
(a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries,
(d) any change in the present board or management of the Issuer; (e) any material change in the Issuer's capitalization or dividend policy; (f) any change in the Issuer's charter or bylaws, or other instrument corresponding thereto, or other action which may impede the acquisition of control of the Issuer by any person; (h) causing a class of the Issuer's securities to be deregistered or delisted; (i) a class of equity securities of the Issuer becoming eligible for termination of registration; or (j) any action similar to any of those enumerated above. However, Infinity Broadcasting and Infinity Media reserve the right to implement a different course of action at any time in the future depending upon their assessment of such criteria as may be significant to them.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     To the best knowledge of Infinity Broadcasting and Infinity Media, the aggregate number of shares of Issuer's
Common Stock outstanding as of October 20, 1999 was 6,524,356.

     (a) Infinity Media directly holds 1,500,000 shares of Issuer's Common Stock, representing approximately 22.9% of the 6,524,356 shares of Issuer's Common Stock issued and outstanding as of October 20, 1999. As the sole shareholder of Infinity Media, Infinity Broadcasting may be deemed to beneficially own of all the Common Stock directly held by Infinity Media.

     By virtue of the Contribution Agreement, Infinity Media may be deemed a member of a "group" with the other INRG Shareholders within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. The 5,519,775 shares of Common Stock owned by the INRG Shareholders represent approximately 84% of the 6,524,356 shares of Issuer's Common Stock issued and outstanding as of October 20, 1999. Infinity Broadcasting and Infinity Media expressly disclaim beneficial ownership of any shares of the Issuer's Common Stock except the 1,500,000 shares directly held by Infinity Media.

     (b) Infinity Media, or Infinity Broadcasting acting through Infinity Media, possesses sole power to vote, or to direct the vote of, the 1,500,000 shares of the Common Stock directly held by Infinity Media. With respect solely to the election of certain directors pursuant to the Contribution Agreement, Infinity Media may be deemed to have shared voting power with respect to 5,519,775 shares of the Issuer's Common Stock.

     Infinity Media, or Infinity Broadcasting acting through
Infinity Media, possesses sole power to dispose, or to direct the disposition of, the 1,500,000 shares of Issuer's Common
Stock directly held by Infinity Media.

     (c)  During the past 60 days, neither Infinity
Broadcasting nor Infinity Media has effected any transactions in the shares of Issuer's Common Stock except as disclosed in this Schedule 13D statement.

     (d) Except as may be disclosed in this Schedule 13D statement, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, any of the Common Stock directly held by Infinity Media.

     (e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than as described in this Schedule 13D statement, neither Infinity Broadcasting nor Infinity Media has any contracts, arrangements, understandings or relationships with any person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Attached to this Schedule 13D statement and filed with this statement as an exhibit is the following document:

     Exhibit 1. Contribution Agreement, dated as of March 31, 1999 by and among the Issuer and certain shareholders of Interactive Radio Group, Inc., a Delaware corporation.

                          SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: December 29, 1999.

               INFINITY BROADCASTING CORPORATION


                         By: /s/ Angeline C. Straka
                            ---------------------------
                         Name:    Angeline C. Straka
                         Title:   Vice President and Secretary


                          INFINITY MEDIA CORPORATION


                         By: /s/ Angeline C. Straka
                            ---------------------------
                         Name:    Angeline C. Straka
                         Title:   Vice President and Secretary

                          SCHEDULE I

            A.   INFINITY BROADCASTING CORPORATION

              NAME, BUSINESS ADDRESS, AND PRESENT
             PRINCIPAL OCCUPATION OR EMPLOYMENT OF
            THE DIRECTORS AND EXECUTIVE OFFICERS OF
               INFINITY BROADCASTING CORPORATION


      I.   DIRECTORS OF INFINITY BROADCASTING CORPORATION



 NAME AND BUSINESS ADDRESS    PRESENT PRINCIPAL OCCUPATION AND
                                    ADDRESS OF EMPLOYMENT
 --------------------------    ------------------------------

Mel Karmazin                 President and Chief Executive
CBS Corporation              Officer
51 W. 52nd Street            CBS Corporation
New York, NY 10019           Chairman, President, and Chief
                             Executive Officer
                             Infinity Broadcasting Corporation
                             51 West 52nd Street
                             New York, NY 10019


Farid Suleman                Vice President and Treasurer
Infinity Broadcasting        CBS Corporation, and
Corporation                  Executive Vice President, Chief
40 West 57th Street          Financial Officer and Treasurer
New York, NY 10019           Infinity Broadcasting Corporation
                             40 West 57th Street
                             New York, NY 10019

George H. Conrades           Chairman and CEO
AKAMAI Technologies          AKAMAI Technologies
201 Broadway                 201 Broadway
Cambridge, MA 02139          Cambridge, MA 02139

Robert D. Walter             Chairman and Chief Executive
Cardinal Health, Inc.        Officer
7000 Cardinal Place          Cardinal Health, Inc.
Dublin, OH 43017             7000 Cardinal Place
                             Dublin, OH 43017

Paula Stern                  President
The Stern Group, Inc.        The Stern Group, Inc.
3314 Ross Place NW           3314 Ross Place NW
Washington, DC 20008         Washington, DC 20008

Richard R. Pivirotto         President
Richard R. Pivirotto Co.,    Richard R. Pivirotto Co., Inc.
Inc.                         111 Clapboard Ridge Rd.
111 Clapboard Ridge Rd.      Greenwich, CT 06830
Greenwich, CT 06830

Jeffrey Sherman              President and Chief Operating
Bloomingdale's Inc.          Officer
1000 Third Avenue            Bloomingdale's Inc.
New York, N.Y. 10022         1000 Third Avenue
                             New York, N.Y. 10022

Bruce S. Gordon              Group President, Enterprise
Bell Atlantic                Business
1095 Avenue of the Americas  Bell Atlantic
New York, NY  10036          1095 Avenue of the Americas
                             New York, NY  10036


William S. Levine            Owner and an officer of numerous
1702 E. Highland, Suite 310  privately-owned firms.
Phoenix, AZ  85016           Also, Chairman,
                             Outdoor Systems, Inc.
                             1702 E. Highland, Suite 310
                             Phoenix, AZ  85016

Arturo R. Moreno             Chief Executive Officer
Outdoor Systems, Inc.        Outdoor Systems, Inc.
2502 North Black Canyon      2502 North Black Canyon Highway
Highway                      Phoenix, AZ  85009
Phoenix, AZ  85009



 II.  EXECUTIVE OFFICERS OF INFINITY BROADCASTING CORPORATION

NAME, TITLE AND BUSINESS ADDRESS   PRESENT PRINCIPAL OCCUPATION
                                                AND
                                       ADDRESS OF EMPLOYMENT
-------------------------------   -----------------------------
Mel Karmazin,                     Same as Schedule I(A)(I)
Chairman, President and Chief
Executive Officer
Same as Schedule I(A)(I)

Farid Suleman,                    Same as Schedule I(A)(I)
Executive Vice President, Chief
Financial Officer and Treasurer
Same as Schedule I(A)(I)

Daniel R. Mason,                  Executive Vice President of
Executive Vice President,         Infinity Broadcasting
Infinity Broadcasting, and        Corporation and President,
President,                        Infinity
Infinity Radio Group              Radio Group
c/o First Media Corporation       c/o First Media Corporation
10220 River Road                  10220 River Road
Potomac, Maryland 20854           Potomac, Maryland 20854

William M. Apfelbaum,             Chairman and Chief Executive
President and Chief Executive     Officer,
Officer                           TDI Worldwide, Inc.
TDI Worldwide, Inc.               275 Madison Avenue, 8th Floor
275 Madison Avenue, 8th Floor     New York, NY 10016
New York, NY  10016

                B.   INFINITY MEDIA CORPORATION

              NAME, BUSINESS ADDRESS, AND PRESENT
             PRINCIPAL OCCUPATION OR EMPLOYMENT OF
            THE DIRECTORS AND EXECUTIVE OFFICERS OF
                  INFINITY MEDIA CORPORATION


         I.   DIRECTORS OF INFINITY MEDIA CORPORATION

    NAME AND BUSINESS ADDRESS           PRESENT PRINCIPAL
                                         OCCUPATION AND
                                      ADDRESS OF EMPLOYMENT
 ----------------------------       -----------------------------
Mel Karmazin                        Same as Schedule I(A)(I)
Same as Schedule I(A)(I)

Farid Suleman                       Same as Schedule I(A)(I)
Same as Schedule I(A)(I)





     II.  EXECUTIVE OFFICERS OF INFINITY MEDIA CORPORATION

 NAME, TITLE AND BUSINESS ADDRESS       PRESENT PRINCIPAL
                                         OCCUPATION AND
                                      ADDRESS OF EMPLOYMENT
--------------------------------   ---------------------------

Mel Karmazin,                       Same as Schedule I(A)(I)
Chairman, President and Chief
Executive Officer
Same as Schedule I(A)(II)

Farid Suleman,                      Same as Schedule I(A)(I)
Executive Vice President, Chief
Financial Officer and Treasurer
Same as Schedule I(A)(II)

                         EXHIBIT INDEX

Exhibit 1. Contribution Agreement, dated as of March 31, 1999 by and among the Issuer and certain shareholders of Interactive Radio Group, Inc., a Delaware corporation.